FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2004

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. News Release Dated March 1, 2004,

2.

Oromin Explorations Ltd. Amended News Release Dated March 1, 2004,

3.

Oromin Explorations Ltd. News Release Dated March 3, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: April 2, 2004

By:

“James G. Stewart”

 James G. Stewart

Its:        Secretary

              (Title)

April 2, 2004

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Thomas Rondeau, Attn:  James L. Harris

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

March 1, 2004

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

PRIVATE PLACEMENT ARRANGED

Oromin Explorations Ltd. (“Oromin”) is pleased to report that the non-brokered private placement announced on January 22, 2004 has closed.  Oromin issued 3,000,000 units at a price of $0.15 per unit to generate net proceeds of $450,000.  Each unit is comprised of one common share of Oromin and one half non-transferable share purchase warrant, each whole warrant entitling the purchase of one additional share of Oromin at a price of $0.25 per share until March 1, 2006.  The proceeds of this placement will be used to fund drilling on Oromin’s Santa Rosa Property in Argentina and for working capital.

All certificates issued to the subscribers are subject to a four-month hold period expiring on June 26, 2004.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

March 1, 2004

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

AMENDED PRESS RELEASE

Oromin Explorations Ltd. (“Oromin”) is pleased to report that the non-brokered private placement announced on January 22, 2004 has closed.  Oromin issued 3,000,000 units at a price of $0.15 per unit to generate net proceeds of $450,000.  Each unit is comprised of one common share of Oromin and one half non-transferable share purchase warrant, each whole warrant entitling the purchase of one additional share of Oromin at a price of $0.25 per share until March 1, 2006.  The proceeds of this placement will be used to fund drilling on Oromin’s Santa Rosa Property in Argentina and for working capital.

All certificates issued to the subscribers are subject to a four-month hold period expiring on July 1, 2004.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

March 3, 2004

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

NEWS RELEASE

Oromin Explorations Ltd. (“Oromin”) reports that it has agreed, subject to regulatory approval, to grant incentive stock options entitling the purchase of up to 300,000 common shares at a price of $0.25 per share at any time up to and including March 3, 2008.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN